

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2021

Marco Del Lago
Chief Financial Officer
Stevanato Group S.p.A.
Ompi of America, Inc.
Newton, PA 18940

> **Re: Stevanato Group S.p.A.**
> **Draft Registration Statement on Form F-1**
> **Filed March 22, 2021**
> **File No. 377-04480**

Dear Mr. Del Lago:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 Submitted March 22, 2021

Market Share and Other Information, page iii

1. Your statement that "the accuracy and completeness of such information is not guaranteed" and that no "independent source" has verified your internal company data may imply an inappropriate disclaimer of responsibility with respect to such research. Please either delete this statement or specifically state that you are liable for such information.

Summary, page 1

2. Your reference to particular market segments as the "fastest" is unclear. Please tell us why you believe that "biologics, biosimilars, vaccines and molecular diagnostics" are the

fastest growing market segments of the healthcare industry and to what other market segments they are compared. Also, please clarify why you believe "pre-fillable syringes, drug delivery systems, molecular diagnostics and assembly equipment" are the fastest growing segments in the pharmaceutical and biotechnology injectable and life sciences products and to what other market segments they are compared.

Use of Proceeds, page 11

3.   We note you state that you intend to use the proceeds from the offering to expand our manufacturing facilities in Piombino Dese, Italy and to establish new greenfield plants in the U.S. and China. Please quantify the amounts you intend to use from the proceeds of the offering for each of the items you describe in this section and sources of other funds needed.

Our voting control is concentrated, page 40

4.   Please revise to disclose the voting percentage that will be held by Stevanato Holding S.r.l. at the closing of this offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 62

5.   We note certain line items including Profit before Tax, Income Taxes and Net Profit are presented as 2020 results. Please modify your disclosure to label the amounts as results for 2019.

Key Management and Board Member Compensation, page 110

6.   Please advise whether you have disclosed or are required to disclose in your home country the compensation of your executive officers and directors on an individual basis for your most recently completed fiscal year. Refer to Item 6.B.1 of Form 20-F. For example, please update the amounts in this section for the most recently completed fiscal year and please clarify why you have excluded the "compensation accrued and benefits in kind provided to your Chairman and Chief Executive Officer" as you disclose.

Certain Relationships and Related Party Transactions, page 115

7.   Please explain why the transactions described on page F-65 such as the rentals paid to SFEM Italia S.r.L and rentals paid to members of the Stevanato family for the flat in Punto Central (Mexico) do not appear to be included in this section.

8.   Please revise to clarify the agreements that you are currently renegotiating with Winkler & Co., Ltd.

Financial statements, page F-1

9.   Please provide updated financial information throughout your document in your next

amendment.   Refer to Item 8.A(4) of Form 20-F for updating guidance.   Note that we are unable to perform a substantive financial review of your document with the limited information provided.   Additional processing time may be required when a more substantive amendment is filed.

General

10.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

11.   Please highlight the disparate voting rights of your ordinary shares and multiple voting shares in your prospectus summary section and on the prospectus cover page. Please add disclosure that addresses the risk that the dual-class structure may render your shares ineligible for inclusion in certain stock market indices, which could adversely affect share price and liquidity.

12.   We note your disclosure that Stevanato Holding S.r.l. will exercise a significant majority of the voting power. Please tell us whether you may be a controlled company under applicable exchange listing standards, and, if so, please include appropriate disclosure in your prospectus.

13.   We note your reference to data collected by Global Data. Please revise to clarify the source of the data.

    You may contact Kevin Stertzel at 202-551-3723 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing